FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

8 October 2008

THE SAUDI BRITISH BANK

THIRD QUARTER 2008 RESULTS - HIGHLIGHTS

  Net profit of SAR2,263 million (US$603million) for the nine months ended 30 September 2008 - up SAR361 million (US$96 million), or 19.0 per cent, compared with SAR1,902 million (US$507 million) for the same period in 2007.
  Net profit of SAR711 million (US$190 million) for the three months ended 30 September 2008 - up SAR60 million (US$16 million), or 9.2 per cent, compared with SAR651 million (US$174 million) for the same period in 2007.
  Operating income of SAR3,699 million (US$986 million) for the nine months ended 30 September 2008 - up SAR544 million (US$145 million), or 17.2 per cent, compared with SAR3,155 million (US$841 million) for the same period in 2007.
  Customer deposits of SAR95.7 billion (US$25.5 billion) at 30 September 2008 - up SAR25.4 billion (US$6.8 billion), or 36.1 per cent, compared with SAR70.3 billion (US$18.7 billion) at 30 September 2007.
  Loans and advances to customers of SAR83.6 billion (US$22.3 billion) at 30 September 2008 - up SAR29.4 billion (US$7.8 billion), or 54.2 per cent, from SAR54.2 billion (US$14.5 billion) at 30 September 2007.
  The bank's investment portfolio totalled SAR36.0 billion (US$9.6 billion) at 30 September 2008 compared with SAR17.0 billion (US$4.5 billion) at 30 September 2007.
  Total assets of SAR132.6 billion (US$35.4 billion) at 30 September 2008 - up SAR43.0 billion (US$11.5 billion), or 48.0 per cent, over 30 September 2007.
  Earnings per share of SAR3.77 (US$1.01) for the nine months ended 30 September 2008 - up 19.0 per cent from SAR3.17 (US$0.85) for the same period in 2007.

Earnings per share for the nine months ended 30 September 2007 have been adjusted to reflect a 3:5 bonus issue approved at an Extraordinary General Meeting held on 27 April 2008.

Commentary

The Saudi British Bank ("SABB") recorded a net profit of SAR2,263 million (US$603 million) for the nine months ended 30 September 2008. This represents a 19.0 per cent increase over the same period in 2007. Net special commission increased by SAR193 million (USD51 million) or 8.6 per cent driven by higher volumes and non funds income grew by SAR352 million (USD94 million) or 38.3 per cent reflecting strong performance from SABB's well diversified product portfolio.

Overheads increase by SAR184 million (USD49 million) in the nine months to 30 September 2008, or 18.3 per cent compared with the same period in 2007, mainly due to an increase in headcount and performance related compensation. Provisions for bad debts have reduced by SAR15 million (USD 4 million) in the nine months to 30 September 2008, or 5.1 per cent compared with the same period in 2007, with increased recoveries offsetting higher volume driven general impairment charges.

John Coverdale, managing director of SABB, said: "These results demonstrate SABB's commitment to providing consistent and sustainable results by carefully balancing our risk and growth appetite. Furthermore we advise that we have no significant exposure to the
US
 sub-prime mortgage market which would have an adverse impact on these results.

"We thank our customers for their continued support and our staff for their commitment and contribution to the bank's success"

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at ibrahimabomouti@sabb.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: October 08, 2008